UNITED STATES

SECUR ITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-52727

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR

For Period Ended: December 31, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

ELRAY RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

98-0526438

(IRS Employer Identification Number)

3651 Lindell Road, Suite D

Las Vegas, NV, 89103

(Address of principal offices)

917-775-9689

(Registrant’s telephone number)

PART II - RULE 12b-25(b)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject Annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject Annual report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

☐	(c)	The accountant’s statement or other exhibit required by Rule l2b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant's Annual Report on Form 10-K could not be filed within the prescribed time period because the Registrant encountered delays in its preparation of its Annual financial statements. The Registrant expects to file the Annual Report on or before April 17, 2018.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Brian Goodman	917-775-9689
(Name)	(Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Elray Resources, Inc.

Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2018	By:	/s/ Anthony Goodman
Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer and Accounting Officer)

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